SEC 1745 (6-00) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                             OMB APPROVAL
                                                       OMB Number: 3235-0145
                                                       Expires: October 31, 2002
                                                       Estimated average burden
                                                       hours per response 14.9
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                    Windsor Woodmont Black Hawk Resort Corp.
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   97380W 10 5
                                   -----------
                                 (CUSIP Number)

                                   May 5, 2001
                                   -----------
             (Date of Event which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)

         [   ]  Rule 13d-1(c)

         [ X ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP No. 97380W 10 5

1    Names of Reporting Persons.
     I.R.S. Identification Nos. Of Above Person (entities only)

     John M. and Katherine J. Utley

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /__/
     (b) /__/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------

       Number of
       Shares               5    SOLE VOTING POWER           60,000
       Beneficially
       Owned by             6    SHARED VOTING POWER              0
       Each
       Reporting            7    SOLE DISPOSITIVE POWER      60,000
       Person
       with                 8    SHARED DISPOSITlVE POWER         0

--------------------------------------------------------------------------------


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.0%

12   TYPE OF REPORTING PERSON

     IN

Item 1.   (a)  Name of Issuer:  Windor Woodmont Black Hawk Resort Corp.

          (b)  Address of Issuer's Principal Executive Offices:
                                12160 North Abrams Road, Suite 516
                                Dallas, Texas 75243

Item 2.   (a)  Name of Person Filing:
                                John M. and Katherine J. Utley

          (b)  Address of Principal Business Office:
                                5601 Willow Bend Ct.
                                Plano, Texas 75093

          (c)  Citizenship:     United States

          (d)  Title of Class of Securities:
                                Common Stock, $0.01 par value

          (e)  CUSIP Number:    97380W 10 5

Item 3. If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether this person filing is a: Not Applicable

          (a) /__/ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b)  /__/ Bank as defined in section 3(a) (6) of the Act (15 U.S.C.
                    78c).

          (c) /__/ Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

          (d) /__/ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) /__/ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) /__/ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) /__/ Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

          (i) /__/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  /__/ Group in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 60,000

     (b)  Percent of class: 6.0%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 60,000

          (ii) Shared power to vote or to direct the vote: - 0 -

          (iii) Sole power to dispose or to direct the disposition of: 60,000

          (iv) Shared power to dispose or to direct the disposition of: - 0 -

Item 5. Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        Not Applicable.

Item 9. Notice of Dissolution of Group. Not Applicable.

Item 10. Certification. Not Applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Date: March 28, 2002


By: /s/ John M. Utley and Katherine J. Utley


Name/Title: John M. Utley and Katherine J. Utley